Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, CA 94105

July 6, 2020

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Post-Effective Amendment on Form N-1A

Accession Number: 0001081400-20-000563 (File No.: 333-74295)

Ladies and Gentlemen:

Please accept this letter as a request for the Commission’s consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485APOS on June 01, 2020 (the “Registration Statement”) for Wells Fargo Funds Trust (the “Trust”) (Accession Number: 0001081400-20-000563). This filing was made in order to register Sweep Class shares for the Wells Fargo Government Money Market Fund.

The filing was filed concurrently with a request for relief pursuant to 485(b)(1)(vii) in order to register the Sweep Class through a Rule 485(b) filing without the need for SEC staff review. As this request has been granted, we wish to withdraw the 485(a) filing and will replace it with a filing under 485(b) in order to register the Sweep Class.

Please direct all inquiries to Maureen Towle at 617-377-7059.

Very truly yours,
\s\ Maureen Towle
Maureen Towle